OMI LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday November 25th 2005

US Securities an [redacted]
Attn. Filing Desk
450 Fifth Street
Washington DC
United States of

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	28/10/2005	Commitments Test Entity – First Quarter Report
2	1/11/2005	Share Purchase Plan – Appendix 3B/Market Update
3	9/11/2005	Change of Share Registry Address
4	11/11/2005	Syringe Update
5	16/11/2005	Chairman's Address to Shareholders
6	16/11/2005	Proxy Report – Annual General Meeting
7	25/11/2005	Market Update

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Belinda Mulcahy
Administration Officer

12/5

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	3	3
1.2	Payments for (a) staff costs	(359)	(359)
	(b) advertising and marketing	(2)	(2)
	(c) research and development	(70)	(70)
	(d) leased assets	(2)	(2)
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	36	36
1.5	Interest and other costs of finance paid	(5)	(5)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	(a) legal costs	(39)	(39)
	(b) travel expenses	(56)	(56)
	(c) listing and share registry	(23)	(23)
	(d) manufacturing expenses	(58)	(58)
	(e) insurance	(21)	(21)
	(f) property costs including rent	(16)	(16)
	(g) other	41	41
	Net operating cash flows	(571)	(571)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(571)**	**(571)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(46)	(46)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(46)	(46)
1.14	**Total operating and investing cash flows**	(617)	(617)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	550	550
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(57)	(57)
1.19	Dividends paid		-
1.20	Other (provide details if material)		-
	Net financing cash flows	493	493
	Net increase (decrease) in cash held	(124)	(124)
1.21	Cash at beginning of quarter/year to date	2,081	2,081
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,957	1,957

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	100
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Comprises directors fees, salaries to executive directors, superannuation and consulting fees paid to a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not Applicable

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not Applicable

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	59	59
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	476	186
4.2	Deposits at call	1,481	1,895
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,957	2,081

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Not Applicable	Not Applicable
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Print name: DONALD CHARLES MACKENZIE

Date: 28 October 2005
Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

1 November 2005

Australian Stock Exchange Limited
Company Announcements Office

ANNOUNCEMENT TO ASX RE A SECURITIES PURCHASE PLAN (SPP).

Occupational & Medical Innovations Ltd ("OMI" or the "Company") is offering shareholders who are registered at the close of business today (1 November 2005), the opportunity to purchase up to 2,500 fully paid ordinary shares at a price of $1.08. This price represents a discount of approximately 20% from the weighted average market price for the five trading days in the period 25 October to 31 October 2005 inclusive.

The Company had, at 30 September 2005, available funds of $1.957 million. The Board has received a cash forecast that indicates that at the present burn rate (assuming commercial production of the syringe commences in March 2006) these funds are sufficient for the company to continue to operate for another six (6) months i.e. April 2006.

However this cash forecast makes no allowance for the following important items:

- Syringe receivables (trade debtors) for both the USA and Australian markets
- Marketing, legal and other costs associated with the introduction of the syringe into the USA market in particular, and
- Additional potential staffing costs should the syringe be successfully introduced to the USA market.

Given these facts the Board resolved to raise additional capital.

The Board has been approached by professional investors who are willing to take a placement of shares in the Company. However the Board decided that prior to any further share placement occurring, existing shareholders of OMI should be given the opportunity to acquire shares at a discount to the prevailing market price. Consequently the Board resolved to implement a SPP.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

It is important for shareholders to note that the Board may, at its discretion, place an amount of shares equivalent to those not accepted under the SPP with professional investors. This will be done, at the Board's discretion, as a separate placement after the SPP is completed.

The current Board has adopted a conservative approach to timing issues relating to the production and marketing of the syringe. However, with the recent receipt of the 71,000 syringes in Australia, the Board is gaining confidence in the ability of our manufacturer to provide commercial quantities of syringes in a timely manner.

Whilst the Company is making good progress on getting the syringe to market shareholders need to be aware that there will always be a higher degree of risk associated with any investment in a research and development company (such as OMI) than in a Company with established goods and/or services. To assist shareholders with their decision an updated market report has been prepared and is attached.

The Directors advise that they will be taking-up their entitlement under the SPP.

Details of the SPP, which will be mailed to shareholders on 7 November 2005, are contained in Appendix 3B (refer attachment A). Also attached is the letter that will be mailed to shareholders in relation to the Offer and a pro-forma application form.

Yours faithfully
Occupational & Medical Innovations Limited

Ian Fraser
Chairman

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

MARKET UPDATE

1 November 2005

1. OMI RETRACTABLE SYRINGE

Production.

On 4 July 2005 a market update was issued that set out a forecast production schedule for the 1mm, 3mm, 5mm and 10mm syringes i.e.

- 30 August 2005 70,000 1mm
- 30 September 2005 1,000 each of 3mm, 5mm and 10mm and
- 31 October 2005 30,000 each of 3mm, 5mm and 10mm.

There has been minor slippage in this schedule.

On 15 September 2005, shareholders were advised of the on schedule receipt of 71,000 syringes from the first significant production run of the OMI 1mm retractable safety syringe.

On 21 October 2005, the Company advised shareholders of delays in the shipment schedules for the 3mm, 5mm and 10mm syringes – a copy of that notice is attached to this update. These delays are minor and are not expected to adversely impact the timing of the Australian and USA distribution plans.

Distribution.

The syringe update announcement of 21 October 2005 referred to above also contained an update of our progress in completing a new non-exclusive distribution agreement for the USA. Samples of the 1mm syringe have also been given to our exclusive Australian distributor. Feedback from that distributor has been positive.

2. OMI SAFETY SCALPEL

USA

We are still having difficulties with our USA distributor of scalpels. We believe that we have met the quality standards required of us but our distributor is still rejecting an unacceptable amount of product. Discussions are continuing and whilst sales to this client are continuing at present (orders on hand exceed US$140,000) they are now unlikely to reach our budgeted levels for this financial year. This sales shortfall will not adversely impact the 2005/2006 result due to the fact that we are spending so much time (and money) on meeting their requests that present (and past) sales are (have been) largely unprofitable.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

ASIA

Conversely, the OMI Disposable Safety Scalpel has been receiving wide praise in South East Asia where our potential distributor, Terumo (Thailand) Co Ltd, has purchased stock from us for market testing. We previously advised that a distribution agreement had been sent to Terumo – this agreement is now back with our lawyers to incorporate agreed adjustments. It is likely that this agreement will be finalised within the next month.

It is difficult for your directors to estimate the level of sales that might be achieved for the scalpel in the Thailand, Cambodian, Laotian, Vietnam and Myanmar markets but we are led to believe that they could be significant.

AUSTRALIA

Sales in Australia are small but growing on a month by month basis.

3. OMI SAFETY VALVE

Discussions with a potential USA manufacturer/distributor were further advanced at a meeting held in the USA on September 26, 2005. A draft licensing agreement (exclusive) covering North, Central and South America was received from this potential client last week. We are continuing to negotiate terms and conditions. As previously advised this potential client is planning to merge OMI technology with other patented technology into what appears to be an exciting product. The challenge for OMI is to extract reasonable value out of this potential deal.

4. OMI SAFETY CATHETER.

Discussions are continuing with the USA based client who asked OMI to develop this product. It is likely that any deal struck with this client will be an exclusive licensing arrangement for North America. If successful OMI will look at marketing this product in other markets by sourcing product from this client's manufacturer.

Ian Fraser
Chairman

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

21 October 2005

The Announcements Officer
Australian Stock Exchange Limited

CONTINUOUS DISCLOSURE - SYRINGE UPADTE

On 15 September 2005, the company advised that "100,000 1mm syringes will shortly be sent (from China) to a prospective distributor in the USA for their evaluation and possible market trials".

The company now wishes to advise that this shipment has been deferred. Whilst our Chinese manufacturer is prepared (and ready) to manufacture this product, and our potential distributor is ready to accept the product, the company has (after legal advice) taken a commercial decision to delay any significant shipments until we are able to fully investigate the most appropriate corporate structure for importing (and selling) syringes in the USA. This investigation should be completed by end November 2005.

In the interim, sufficient syringes have been sent (from Australia) to the potential USA distributor to allow them to commence the process for FDA approval. The delay of this shipment will not adversely impact the timing of the sale of the OMI Retractable Safety Syringe in the USA market.

The Company also wishes to advise that the previously announced timetable for the receipt of the trial shipments of the 3mm, 5mm and 10mm syringes has been slightly delayed. OMI testing of the initial trial shipments of the 3mm syringe resulted in us requesting a minor modification. This modification has now been incorporated into the syringe design and our Chinese manufacturer has advised that 10,000 3mm syringes will be shipped from China (to Australia) at the end of October with a further 20,000 (of differing needle gauges) following during November. The 5mm and 10mm syringe trials will be shipped in December 2005.

Ian Fraser
Chairman

ATTACHMENT A

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPTATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULL PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,415,000 (ASSUMING TOTAL ACCEPTANCE FROM 2,566 SHAREHOLDERS TO TAKE UP 2,500 SHARES EACH)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	AS PER ACCOMPANYING ANNOUNCEMENT – OFFER TO EACH SHAREHOLDER TO PURCHASE 2,500 SHARES AT ISSUE PRICE OF $1.08

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$1.08
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	WORKING CAPITAL FOR ONGOING OPERATIONS INCLUDING COSTS ASSOCIATED WITH BRINGING PRODUCT TO MARKET AS OUTLINED IN ACCOMPANYING ANNOUNCEMENT TO ASX DATE 1 NOVEMBER 2005
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	TO BE ADVISED

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
36,770,626	ORDINARY

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NO DIVIDEND IS CONTEMPLATED IN THE NEAR FUTURE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

☐

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

D C Mackenzie
Director

1 November 2005

== == == == ==

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

7 November 2005

Dear Shareholder,

On behalf of the Board of Directors of Occupational & Medical Innovations Limited (OMI), I am pleased to invite you to participate in the OMI 2005 Share Purchase Plan (SPP).

The SPP provides qualifying shareholders with the opportunity to subscribe for up to $2,700 worth of new fully paid ordinary share in OMI at a discount to the market price.

The terms and conditions of the SPP are set out in the attached documents and any shareholder who applies for shares under the SPP will be bound by those terms and conditions.

Some of the important conditions are: -

- You can only apply for 1,000, 2,000 or 2,500 shares.
- The issue price will be $1.08 - a discount of approximately 20% over the weighted average market price for the five trading days 25 October to 31 October inclusive.
- Your application and payment must be received at Computershare Investor Services Pty Limited in the reply paid envelope (Level 19, 307 Queen Street, Brisbane QLD 4000), no later than 5pm 2 December 2005.

Participation in the SPP is entirely at your discretion. The right to participate in the SPP is non-renounceable, which means you cannot transfer your right to purchase shares under the SPP to anyone else.

Should shareholders decline to take their full entitlements under this SPP, the directors may, once the SPP is finalised, make a placement of shares to professional investors. This placement will be limited in number to the shortfall (if any) of shares taken up in the SPP.

The funds raised by the SPP, and the subsequent share placement (if any), will be primarily used by The Company as working capital to facilitate commercial production and sale of the

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI retractable safety syringe in both the Australian and USA markets. Baring unforeseen events, the directors believe that this will be the last time that shareholders will be required to provide the Company with additional equity.

A copy of the Market Update issued on 1 November 2005 (with the ASX notice of the SPP) is attached to help you make your decision

No director or company officer of OMI can assist you with your decision to accept (or reject) the SPP offer. If you have questions regarding investment advice, please contact your financial advisor or stockbroker.

Should you have any administrative questions about the SPP, please contact the OMI Company Secretary, Don Mackenzie, by email at accounts@omiltd.com or by calling (07) 3451-7000.

Yours sincerely
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

Ian Fraser
Chairman

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN 11 091 192 871

SHARE PURCHASE PLAN APPLICATION FORM

DRAFT

SHAREHOLDER NAME:
SHAREHOLDER NUMBER:

RECORD DATE: CLOSE OF BUSINESS 1 NOVEMBER 2005
CLOSING DATE: 2 DECEMBER 2005
PURCHASE PRICE: $1.08

I/We, the shareholder(s) shown above, being registered as ordinary shareholders(s) in Occupational & Medical Innovations Limited ("OMI") as at the record date of this offer, herby apply for the number of new shares as indicated below at the issue price of $1.08 per share issued upon the terms of the Terms and Conditions of the "OMI Share Purchase Plan 2005".

You can apply for shares for any of the following values –

- 1,000 shares for $1,080
- 2,000 shares for $2,160
- 2,500 shares for $2,700

Please tick the appropriate box to indicate the number of shares you wish to take up.

	Tick for acceptance
1,000 shares at $1.08 for a total cost of $1,080	
2,000 shares at $1.08 for a total cost of $2,160	
2,500 shares at $1.08 for a total cost of $2,700	

ENTER DETAILS OF CHEQUE – PLEASE COMPLETE IN BLOCK LETTERS

Name of Drawer	Chq No	BSB	Account	Amount

Telephone Number where we may contact you in Brisbane hours

1. If you intend to participate in this Offer, please read the Terms and Conditions of the Offer.
2. Please complete the requested details on the application form.
3. Please note that all amounts in the Offer and Application Form are shown in Australian dollars.
4. Write your cheque for the exact amount for the shares you wish to acquire. Please note all cheques are to made payable to "Occupational & Medical Innovations Limited".
5. Please send the completed Application Form with your cheque to Computershare Investor Services in the reply paid envelope or deliver to Computershare Level 19, 307 Queen Street Brisbane Qld 4001.
6. Please make sure your Application Form and cheque reach Computershare by no later than 5pm (Brisbane time) on 2 December 2005. Late applications will not be accepted.
7. By applying for these shares, you are certifying that you have not applied for any other shares under this Offer and that the aggregate cost of shares applied for and/or subscribed for by you does not exceed $5,000 in the twelve months period prior to the allotment under this Offer.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN 11 091 192 871

SHARE PURCHASE PLAN

Pursuant to the Occupational & Medical Innovations Limited Share Purchase Plan 2005 ("2005 Plan"), OMI offers eligible shareholders the opportunity to acquire either 1,000, 2,000 or 2,500 fully paid ordinary shares in OMI at $1.08 per fully paid share.

Eligible shareholders may choose one of the following levels of acceptance -

- 1,000 shares for $1,080
- 2,000 shares for $2,160
- 2,500 shares for $2,700

Please read the Terms and Conditions relating to the Offer carefully. You will be bound by the Terms and Conditions when you apply for the shares under this Offer.

TERMS AND CONDITIONS

1. Opening and Closing date of the Offer

This Offer opens on 2 November 2005 and closes on 2 December 2005. The 2005 Plan does not constitute an Offer in any place in which, or to any person whom, it would be unlawful to make such an Offer.

2. Eligibility

You are eligible to apply for Shares if you are registered as a holder of fully paid shares in OMI at the close of business on the Record Date (1 November 2005). The Offer to each eligible shareholder is made on the same terms and conditions. The Offer is non-reouncable (ie you may not transfer the rights to subscribe for the Shares to anyone else).

3. Issue Price

The issue price of Shares under the Offer is $1.08. The issue price of Shares under the Plan is at a 20% discount on the average market price. The average market price is calculated over the last 5 days of trading ending 31 October 2005.

Before deciding to accept the offer, you should check the then current price of the OMI shares from a financial newspaper, ASX, or your stockbroker.

4. Rights attaching to Shares

The Shares will be issued on the same terms as the other ordinary shares in OMI quoted on the Australian Stock Exchange Limited (ASX). OMI will apply for the Shares allotted under the Plan to be quoted on the ASX.

5. Offer Detail

If you are an eligible shareholder, you can apply for:

- 1,000 Shares at a total cost of $1,080
- 2,000 Shares at a total cost of $2,160
- 2,500 Shares at a total cost of $2,700

6. Cost of Participation
Under this Offer, you will not pay any brokerage, commission or other transactions costs. The total cost to you will be the issue price of the Shares you elect to acquire.

7. Allotment of Shares
The Shares will be allotted on 15 December 2005, or as soon thereafter as possible.

8. Maximum Number of Shares
Under the rules of the ASX, no more than 6,415,000 Shares may be issued under the Plan.

9. Payment of Shares
Payment for the Shares must be by cheque payable to Occupational & Medical Innovations Limited. If you do not pay the correct amount, OMI has the right to return your Application form and cheque and no Shares will be allotted to you.

10. Certification
By applying for these Shares, you are certifying that you have not applied for any other Shares under this offer and that the aggregate cost of Shares applied for and/or subscribed for by you does not exceed $5,000 in the twelve months prior to allotment under this Offer.

11. Change of Offer
OMI may change or terminate the Plan at any time. If OMI does this it will advise the ASX and give notice to eligible shareholders. Failure by OMI to give notice to, or non-receipt of notice to, an eligible shareholder will not invalidate the change or termination. OMI reserves the right to issue a lesser number of Shares at its discretion for any reason.

12. No Interest
No interest will be paid on money returned to a person making an application.

13. Risk Factors
The price of the OMI shares may rise or fall between the Date of this Offer and when Shares are issued to you under the Plan. This may mean that the price you pay for Shares under the Plan may be greater or less than the market price at the time the Shares are issued to you. **In deciding whether or not to apply for Shares, or the extent to which you may wish to participate, you should obtain your own personal financial and taxation advice.**

OMI reserves the right to waive strict compliance with any provision of these Terms and Conditions may be exercised by the Directors of OMI or by any person to whom they delegate the authority.

Computershare

Investor Services

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level Nineteen 307 Queen Street
Brisbane Queensland 4000 Australia
GPO Box 523
Brisbane Queensland 4001 Australia
Investor Enquiries 1300 552 270
Telephone 61 7 3237 2100
Facsimile 61 7 3229 9860
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

FACSIMILE

ATTENTION	PAM ROSS
COMPANY	ASX – COMPANY ANNOUNCEMENTS
FACSIMILE NUMBER	1900 999 279
FROM	MARK TIERNAN
DATE	7 NOVEMBER 2005
PAGES INC COVER	2
SUBJECT	**CHANGE OF REGISTRY OFFICE**

Would you please place this announcement up on behalf of OMI as we failed to include them on our list to you on October 24th. This was an oversight on our behalf and we would greatly appreciate your assistance.

Thank you very much.

Regards,

M. Tiernan

Mark Tiernan
Relationship Manager

Computershare

Please pass this fax to Company announcements. Thank you.

Investor Services

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level 27 Central Plaza One 345 Queen Street
Brisbane Queensland 4000 Australia
GPO Box 523
Brisbane Queensland 4001 Australia
Investor Enquiries 1300 552 270
Telephone 61 7 3237 2100
Facsimile 61 7 3229 9860
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

24 October 2005

Australian Stock Exchange Limited
Company Announcements
Attention: Ms Pam Ross

Fax – 1900 999 279

Dear Ms Ross

Change of registry address notification

With effect from commencement of business on Monday 31 October 2005, the Brisbane Office of Computershare Investor Services Pty Limited (CIS) is moving:

<u>From</u>

Level 27, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000

<u>To</u>

Level 19, 307 Queen Street, Brisbane, Queensland 4000

Our contact numbers remain the same.
Main Switchboard – 07 3237 2100
Enquiries outside Australia - +61 7 3237 2100
Facsimile - +61 7 3237 2152

The postal address also remains unchanged:
GPO Box 523, Brisbane, Queensland 4001

Lodgment of documentation by member organizations, securityholders, and other interested parties must be made at the new address with effect from Monday 31 October 2005.

Attached is a list of the clients of CIS Brisbane Office who are affected by this move. Could you please arrange for the details concerning the location of the clients' securities registers to be amended and release a general broadcast to participants advising them of our change of address.

Should you have any further questions relating to this matter, please contact the undersigned.

Yours sincerely

Mark Casey
State Manager - Queensland

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

10 November 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

SYRINGE UPDATE

I am pleased to advise that 10,200 3 ml syringes have been received into the OMI Brisbane warehouse. Early quality checks have verified that the product meets all OMI quality standards. As previously advised these syringes will be used for testing and market research purposes. Samples will be sent to our Australian distributor once quality checks are completed.

In discussions with our manufacturer we have altered the previously advised schedule of manufacture. We now plan to manufacture one (needle) gauge of the 5 ml and one gauge of the 10 ml by the end of November with receipt of approximately 1,000 units of each into Australia in early December. We still anticipate that the remaining needle gauges in the 3 ml and 5 ml syringes will be manufactured prior to the end of the calendar year.

These changes have been made to suit our manufacturer's mould making schedule but it has the added advantage of allowing OMI to assess our manufacturer's capability on all syringe sizes in a much quicker timeframe.

Ian Fraser
Chairman

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

The Announcements Officer
Australian Stock Exchange Limited

Chairman's Address.

Annual General Meeting – 16 November 2005

Last year I stood before you after just four days as Chairman of Occupational & Medical Innovations Limited (OMI). At that time I told you many things, one of which was that the outgoing Board had not altered a previously announced forecast $5 million sales revenue and a near break-even profit result for the 12 months to 30 June 2005. Some two weeks later I had the unpleasant task of informing shareholders that rather than a near break-even result, the likely full year loss would be in the range $3.7 million to $4.2 million. Unfortunately this projected result turned out to be more accurate with the Company finally reporting a loss of $4.3 million for the 12 months ended 30 June 2005.

OMI is an unusual company in many ways. We are a small company but we have extremely innovative products; we are aiming to be a world player with these products and we have a large number of small shareholders (approximately 2,300). I believe this large number of small shareholders places a greater responsibility on directors to make sure that market announcements rely more on facts and less on projections. This is what your current Board has done even though we are aware shareholders are often seeking more forward looking information. The past record of OMI for accurate forward looking statements is not good and this is why this Board has adopted a conservative approach.

Whilst 2005 was a year many of us would like to forget, it would be fair to say that 2006 holds great promise for the company. As I stated in the Annual Report, much has been achieved in the last six months. Naturally there were disappointments, such as the failure of BBraun to take up the OMI Safety Access Valve. However the lack of success with BBraun pales into insignificance when compared with the leap forward that has been achieved in the manufacture of the OMI Retractable Syringe. I believe that I am not being over enthusiastic when I state that our success in proving the manufacturing processes and production lines for

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

the 1ml and 3ml syringes is the most positive event achieved by OMI since it became a listed company.

The success of OMI has always been largely aligned to success with the syringe. In excess of 30 billion syringes are manufactured and sold worldwide each year; however OMI's success will initially be driven by being successful in the United States market. The United States is one of the largest markets in the world for syringes and, more importantly, it is the only market where Government Legislation is forcing acute care institutions (eg hospitals) to change to safety products. The established market for safety syringes in the US is already in the hundreds of millions of units with the vast majority of sales being traditional syringes with guards.

Shareholders have been regularly advised of the progress being made by their company. Despite this I still receive many telephone calls from shareholders asking me for more information about FDA approval, or when OMI will start selling syringes etc. I have made the point before, and I make it again now, if there is anything that should be made known to shareholders, it will be done so via a market announcement not via the telephone.

There is no great urgency to get FDA approval today, as whilst we will not be able to sell syringes in the United States without it, we are also not able to sell syringes until we have full production capability and the necessary inventory. The last syringe update issued to the market on 11 November 2005, stated that the 5 ml and 10 ml (in one needle gauge size) would be manufactured by the end of this month. Our manufacturer then has to complete the other needle gauge sizes for all syringes. We have been advised that this process is likely to be completed by the end of the calendar year but, allowing for some slippage, very little more than that will be done before our manufacturer closes down for the Chinese New Year in early 2006.

The company continues to work with two potential distributors on non-exclusive agreements for the North American market. I can clearly say, that if we wanted to we could sign one of those agreements today. However the Board has elected to seek further legal and financial advice re the best corporate structure for the United States market. I recall one shareholder who, in a telephone conversation, asked me why the Board hadn't done that earlier. The answer to that question is simple. The advice we are seeking is likely to cost between US$100,000 and US$150,000. This is a considerable sum of money and, given our limited financial resources; it was decided to defer this cost until such time as it became clearer that we had overcome our manufacturing issues. I do not believe that the obtaining of this advice will hold up the marketing of the syringe.

Whilst the United States remains our primary target we will also push ahead with the Australian market. Our Australian distributor has been given 1ml and 3ml samples from the productions runs and when they receive the 5ml and 10 ml syringes they will then have all syringes tested and approved by their Japanese parent company. It is obvious, when one looks at this sequence of events, why it is difficult for your directors to make accurate forecasts given that we are often dependent on the speed with which our associates act. The Board has made a decision not to actively seek distributors in other markets until supply to the Australian and United States markets has been firmly established.

A full market update was issued to all shareholders with the Share Purchase Plan announcement on 1 November 2005. There is little more I can add to that announcement. The licensing agreement for a potential United States based manufacturer of the valve is almost complete. The major issues of exclusivity, territory, unit licence fee and term etc have all been

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

agreed and it is fair to say that OMI (and our lawyers) have been the ones "dragging the chain". I still expect this agreement to be signed by the end of November. OMI and this particular distributor have formed a close association during the past three months and, as a result they are now seeking a non-exclusive agreement for distribution of the syringe.

One area where we have failed to make any real progress is with sales of the OMI safety scalpel in the United States. Shareholders have been kept up to date with the issues that we have been having with our distributor and I do not intend to go through them again today. We continue to receive orders which are being processed. Shareholders should be aware that the agreement with our United States Distributor, that was signed in December 2002, gives that distributor the first right of refusal for distribution of the scalpel in all markets other than Australia and New Zealand. Hence we had to get approval from them to release, from their agreement, the Asian countries requested by Terumo Thailand. I remain hopeful that revenue from scalpel sales in the United States will improve over the next twelve months.

Shareholders should have received their Share Purchase Plan documents in the past couple of days. It is illegal for any employee or director of OMI to give you advice about this offer and I recommended that if you have any questions, other than administrative issues, please consult with your financial adviser or stockbroker. OMI requires the additional funds to take the syringe, in particular, into the United States market. The present level of funds available to the company will not, in the director's opinion, be sufficient to enable the company to mount an effective marketing and distribution program for the United States.

In closing I would like to say that I believe OMI stands at the brink of a new era. I am sure that there will be continuing difficulties but I am also sure, for the first time, that the syringe can be successfully manufactured in commercial quantities. The growth of OMI is clearly tied to success with the syringe in the United States market. It is up to the Directors and management of OMI to make sure that the right strategy is in place to realise that opportunity.

END

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

16 November 2005

The Announcements Officer
Australian Stock Exchange Limited

REPORT UNDER ASX LISTING RULE REQUIREMENT 3.13.2 AND SECTION 251AA (2) OF THE CORPORATIONS ACT

The following is the summary of validly appointed proxies for the company's Annual General Meeting held today, with all resolutions being passed on a show of hands:

To re-elect Mr Bruce Kiehne

For	9,517,686
Against	32,019
Open	167,764
Abstain	5,500
Total number of proxy votes exercisable in respect of the resolution	9,722,969

To re-elect Mr Alistair Cray

For	9,487,861
Against	38,619
Open	168,014
Abstain	28,475
Total number of proxy votes exercisable in respect of the resolution	9,722,969

To adopt the remuneration report

For	9,411,773
Against	37,162
Open	191,314
Abstain	82,720
Total number of proxy votes exercisable in respect of the resolution	9,722,969

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

DC Mackenzie
Company Secretary

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871
S

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

25 November 2005

The Announcements Officer
Australian Stock Exchange Limited

On 11 November 2005 the company announced that it planned to manufacture **1,000 each of the 5ml and 10ml** OMI retractable safety syringes, and that these units were expected to arrive in Australia in early December.

I am now pleased to announce that, at OMI's request, our Chinese manufacturer will now manufacture **10,000 each of the 5ml and 10ml syringes**. The company asked for this increased production to better demonstrate to shareholders the confidence that the Board now has in our manufacturer's ability to produce the OMI syringe in commercial quantities.

The 10,000 5ml and 10,000 10ml syringes are scheduled to be air freighted to Australia from China on Tuesday next week – 29 November 2005.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

Ian Fraser
Chairman